Exhibit

Exhibit Description

99.1	Announcement on 2012/10/30: To announce related materials on acquisition of machinery and equipment

99.2	Announcement on 2012/10/31: UMC announced its unconsolidated operating results for the third quarter of 2012

99.3	Announcement on 2012/10/31: To announce related materials on disposal of common shares of PARADE TECHNOLOGIES LTD. on behalf of UMC Capital Corporation

99.4	Announcement on 2012/11/07: To announce related materials on disposal of Novatek Corp. securities

99.5	Announcement on 2012/11/19: Change of the Company’s CEO

99.6	Announcement on 2012/11/19: Shih-Wen Sun elected as Vice Chairman by the Board of Directors

99.7	Announcement on 2012/11/08: October Revenue

99.8	Announcement on 2012/11/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2012/09/03~2012/10/30
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume: a batch; average unit price: $ 802,179,150 NTD; total transaction price:
$ 802,179,150 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
transaction: price negotiation; the reference basis for the decision on price:
market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: None
16.Concrete purpose or use of the acquisition or disposition: For production
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified: None

Exhibit 99.2

UMC announced its unconsolidated operating results for the third quarter of 2012

1.Date of occurrence of the event:2012/10/31

2.Company name:UNITED MICROELECTRONICS CORP.

3.Relationship to the Company (please enter “head office” or “affiliate company”):head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence:

UMC Reports Third Quarter 2012 Results

3Q results in line with guidance; Revenue from leading edge 40nm and specialty technologies continues to grow

United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its unconsolidated operating results for the third quarter of 2012.

Revenue was NT$28.53 billion, a 3.3% quarter-over-quarter increase from NT$27.62 billion in 2Q12, and a 13.3% year-over-year increase from NT$25.19 billion in 3Q11. Gross margin was 24%, operating margin was 12.7%, net income was NT$2.42 billion, and earnings per ordinary share were NT$ 0.19.

Dr. Shih-Wei Sun, CEO of UMC, said, “In 3Q 2012, both UMC’s revenue and operating profit continued to grow. Wafer shipments reached 1.13 million 8-inch equivalent wafers, with overall capacity utilization at 84%. Increased 40nm revenue contribution led to higher average selling price, which contributed to 3Q revenue growth. With the share of 40nm sales growing from 9% to 13% quarter-over-quarter due to solid 40nm chip demand, we anticipate our 15% year-end internal revenue target from 40nm to be achieved ahead of schedule. In addition to 40nm, we are providing our customers with the most competitive and innovative embedded flash specialty technologies for the rising touch-sensor chipset market. This platform has been successfully adopted by numerous industry leading customers with many products currently in mass production. We are optimistic that these specialty technologies will inject UMC with new growth momentum in the coming future.”

Dr. Sun continued, “28nm progress is within our expectation, with yield enhancement of design-in products continuing to improve. For first-wave 28nm product matching business, we are seeing evident yield progression for ported ICs after adjusting our process and device parameters during recent months. UMC also successfully taped out a mobile communication product in 3Q using our 28nm high-k/-metal-gate (gate-last) process. We are subsequently collaborating closely with customers for their 28nm mobile communication & computing, wired & wireless connectivity, DTV, data storage controller, and programmable logic products. Meanwhile, based on our IBM FinFET licensing, UMC has decided to aggressively develop 14nm FinFET technology on 20nm metal. 14nm FinFET will deliver the most optimal low-power and high-performance solution to offset the cost impact from using double patterning lithography.”

Dr. Sun added, “Foundry is prone to both inventory correction and industry cycles. We expect the present inventory adjustment to continue into early next year. The momentum of the demand recovery in 2013 will be determined by macroeconomic conditions, end demand strength and the transition progress for new products entering the market. In the meantime, UMC will continue to enhance its customer composition and product mix, and further exercise flexible capacity deployment to accommodate evolving production requirements. UMC is also strengthening its tailored cooperation with leading-edge and specialty technology customers for specific products and applications to provide a full-range of ‘Customer-Driven Foundry Solutions.’”

Fourth Quarter of 2012 Outlook & Guidance :

Wafer shipment:To decrease by approximately 7-9%

Gross Margin:To be in high teen percentage points

Capacity utilization:Mid to high 70% range

6.Countermeasures:N/A

7.Any other matters that need to be specified:N/A

Exhibit 99.3

To announce related materials on disposal of common shares of PARADE TECHNOLOGIES LTD. on behalf of UMC Capital Corporation

1.Name of the securities:common shares of PARADE TECHNOLOGIES LTD.

2.Trading date:2012/06/05~2012/10/31

3.Trading volume, unit price, and total monetary amount of the transaction:

Trading volume: 999,000 shares,unit price:NTD 301.71,

total monetary amount: NTD 301,403,499

4.Gain (or loss) (not applicable in case of acquisition of securities):

NTD 288,994,709

5.Relationship with the underlying company of the trade:

none

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

cumulative volume: 4,358,463 shares; amount: USD 1,844,950.25;

percentage of holdings: 8.44%;

status of restriction of rights: no

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:

ratio of total assets:78.98%;

ratio of shareholder’s equity:79.09%;

the operational capital as shown in the most recent financial statement:

USD 48,013,694

8.Concrete purpose/objective of the acquisition or disposal:

financing operation

9.Do the directors have any objections to the present transaction?:

none

10.Any other matters that need to be specified:

none

Exhibit 99.4

To announce related materials on disposal of Novatek Corp. securities

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):
Common shares of Novatek Technology Corporation
2.Date of occurrence of the event:2012/09/14~2012/11/07
3.Volume, unit price, and total monetary amount of the transaction:
trading volume:6,113,945 shares;average unit price:$91.1045 NTD;
total amount:$557,007,902 NTD
4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):
Shares Conversion of zero coupon exchangeable bonds due 2014
5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced):Not applicable
8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):
Gain of $460,933,942 NTD
9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:
Shares Conversion of zero coupon exchangeable bonds due 2014
10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:Based on the offering memorandum.
11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):
cumulative volume:37,436,978 shares;amount:$588,280,996 NTD;
percentage of holdings:6.21%
12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:
ratio of total assets:17.85%
ratio of shareholder’s equity:23.67%;
the operational capital as shown in the most recent financial statement:
$33,238,597 thousand NTD
13.Broker and broker’s fee:None
14.Concrete purpose or use of the acquisition or disposition:
Shares Conversion of zero coupon exchangeable
bonds due 2014
15.Net worth per share of company underlying securities acquired or disposed of:Not applicable
16.Do the directors have any objection to the present transaction?:
Not applicable
17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:No
18.Any other matters that need to be specified:None

Exhibit 99.5

Change of the Company’s CEO

1.Date of the board of directors resolution or date of occurrence of the change:2012/11/19
2.Name and resume of the replaced general manager:
Shih-Wei Sun, the CEO of UMC
3.Name and resume of the new general manager:
Po-Wen Yen, the Senior Vice President of UMC
4.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new appointment” ):position adjustment
5.Reason for the change:position adjustment
6.Effective date of the new appointment:2012/11/19
7.Any other matters that need to be specified:None

Exhibit 99.6

Shih-Wen Sun elected as Vice Chairman by the Board of Directors

1.Date of the board of directors resolution or date of occurrence of the change:2012/11/19
2.Name and resume of the replaced chairman:NA
3.Name and resume of the new chairman:Shih-Wen Sun¡Fthe CEO of UMC
4.Type of the change (please enter: “resignation”, “position adjustment”, “conge”, “tenure expired” or “new appointment” ):new appointment
5.Reason for the change:UMC Board of Director elected Vice Chairman
6.Effective date of the new appointment:2012/11/19
7.Any other matters that need to be specified:None

Exhibit 99.7

November 8, 2012

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of October 2012.

1)	Sales volume (NT$ Thousand)

Period	Items	2012	2011	Changes	%
October	Invoice amount	6,358,998	6,246,379	112,619	1.80%
2012	Invoice amount	66,356,548	66,952,606	-596,058	-0.89%
October	Net sales	9,280,926	8,255,460	1,025,466	12.42%
2012	Net sales	89,191,274	89,709,745	-518,471	-0.58%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand) : None

4)	Financial derivatives transactions : None

Exhibit 99.8

United Microelectronics Corporation
For the month of October, 2012

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares held as of September 30, 2012	Number of shares held as of October 31, 2012	Changes

—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares pledged
		pledged as of	as of
Title	Name	September 30, 2012	October 31, 2012	Changes
—	—	—	—	—